CONSOL ENERGY INC.

1000 CONSOL Energy Drive

Suite 100

Canonsburg, PA 15317

April 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn: Pam Howell

Re:	CONSOL Energy Inc.
Form 10-K
Filed February 8, 2019
File No. 001-38147

Dear Ms. Howell:

On behalf of CONSOL Energy Inc. (“CONSOL” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 19, 2019 (the “Comment Letter”), relating to the Form 10-K (File No. 001-38147) filed by the Company on February 8, 2019 (the “Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Form 10-K.

Form 10-K

Proven and Probable Assigned and Accessible Coal Reserves, page 17

1.

Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included. See Instruction 2 to paragraph (b)(5) of Industry Guide 7. Absent this condition, proven and probable reserves should be segregated. Please revise to present your reserves as proven and/or probable.

Ms. Pam Howell

April 1, 2019

Company Response:

The Company respectfully submits that its proven and probable reserves have been reported in summation under the instructions to Industry Guide 7, paragraph (b)(5)(2), which provide in relevant part that “[t]he summation of proven (measured) and probable (indicated) ore reserves is acceptable if the difference in degree of assurance between the two classes of reserves cannot be readily defined.” For the Company, the degree of assurance between the two classifications is not significantly different and did not impact the calculation of the reserve tons reported. The Company calculates its coal reserves based on guidelines in the U.S. Geological Survey Circular 891 (Coal Resource Classification System of the U.S. Geological Survey). The Company’s estimates for proven reserves are based on points of observation that are equal to or less than 0.5 miles apart and its estimates for probable reserves are based on points of observation that are between 0.5 to 1.5 miles apart. Because the continuity of the Pittsburgh coal seam reserves is well-known, the points of observation from proven reserves are 3,000 feet or less and for probable reserves the points of observation are between 3,000 feet and 7,920 feet. Due to the continuity of the coal seams in which the Company reports coal reserves, and due to the minimal difference in the degree of assurance between the above-stated observation points, the Company respectfully asserts that a separate disclosure of this information is not required because the difference of degree of assurance cannot be readily defined. The Company will revise this disclosure in its future filings starting with its Annual Report on Form 10-K for the year ending December 31, 2019 to include a footnote to the table explaining why it is permitted to report its proven and probable reserves in summation.

2.	Please include footnotes to your reserve table disclosing the coal price used to calculate your reserves, the average mining recovery and dilution, and preparation plant yield or recovery.

Company Response:

The Company acknowledges the Staff’s comment. The Company will revise this disclosure in its future filings starting with its Annual Report on Form 10-K for the year ending December 31, 2019 to include footnotes to the table disclosing the requested information.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (724) 416-8284 or by email at DavidKhani@consolenergy.com.

Sincerely,

CONSOL Energy Inc.

/s/ David Khani
David Khani
Chief Financial Officer